UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                         The Pep Boys--Manny, Moe & Jack
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    713278109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 713278109                SCHEDULE 13D                PAGE 2 OF 7 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,300,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 713278109                SCHEDULE 13D                PAGE 3 OF 7 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    405.6 (including vested options)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,300,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           405.6 (including vested options)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,300,405.6 (including vested options)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 713278109                SCHEDULE 13D                PAGE 4 OF 7 PAGES
-------------------                                            -----------------


The Schedule 13D filed on April 20, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value (the "Shares"), of The Pep Boys--Manny, Moe & Jack (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D on May 17, 2006, Amendment No. 2 on June 29, 2006, Amendment No. 3 on August 18, 2006, and Amendment No. 4 on August 24, 2006, is hereby amended by this Amendment No. 5 to the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:


On August 30, 2006, Pirate Capital reached an agreement with the Issuer that will avoid a proxy contest for the election of directors at the Issuer's 2006 annual meeting of shareholders scheduled for October 19, 2006.

The Issuer's Board of Directors (the "Board") increased the size of the Board from ten to eleven directors and appointed Thomas R. Hudson Jr. to the Board, effective August 30, 2006. The Board also agreed to include Mr. Hudson in its slate of directors for election at the Issuer's 2006 annual meeting of shareholders.

Pirate Capital agreed to withdraw its Notice of Intent to Nominate One Person for Election as a Director and to Move a Business Proposal at the 2006 annual meeting of shareholders and agreed to support the election of the Issuer's slate of eleven directors at the 2006 annual meeting of shareholders, which will include Mr. Hudson.

The Issuer also agreed to reimburse Pirate Capital for its expenses of up to $50,000 incurred in connection with its Schedule 13D filings, proxy solicitation activities and certain related matters.

A copy of the joint press release announcing these agreements is attached as Exhibit D to this Schedule 13D and incorporated by reference herein.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 5,300,405.6 Shares (including vested options), constituting approximately 9.4% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 56,506,459 Shares outstanding, which is the total number of Shares outstanding as of the record date for the 2006 annual meeting of stockholders of the Issuer.

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CUSIP NO. 713278109                SCHEDULE 13D                PAGE 5 OF 7 PAGES
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      (b) By virtue of its position as general partner of Jolly Roger Fund LP,
Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,212,200 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,087,800 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 5,300,000 Shares, and Thomas R. Hudson Jr is deemed to have sole voting and sole dispositive power with respect to an aggregate of 405.6 Shares (including vested options).

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last filing of this Schedule 13D, each of which was effected directly with the Issuer.

Thomas R. Hudson Jr.

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
8/30/2006                   338                        *

* Grant of restricted stock units by the Issuer, which represent the right to receive an equal number of Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Thomas R. Hudson Jr. holds, as of August 30, 2006, options to acquire 338 Shares, each of which option was granted by the Issuer, as set forth below.

Date of   Shares       Exercise Price      Expiration Date    Purchase Price
Grant     Underlying   per Share ($)                          per Option ($)
          Options

08/30/06    338**          12.76              08/30/13             N/A

** 20% of such options were exercisable on the date of grant. An additional 20% of such options will become exercisable on each of the next four anniversaries of the date of grant.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated with the following:

1. Exhibit A - Joint Acquisition Statement, dated April 20, 2006 (previously filed).
2. Exhibit B - Letter to the Issuer, dated June 29, 2006 (previously filed)
3. Exhibit C - Nomination Notice, dated August 23, 2006 (previously filed)
4. Exhibit D - Joint Press Release with the Issuer, dated August 30, 2006

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CUSIP NO. 713278109                SCHEDULE 13D                PAGE 6 OF 7 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member

                                           /s/ Thomas R. Hudson Jr.
                                           -------------------------------------
                                           Thomas R. Hudson Jr.

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CUSIP NO. 713278109                SCHEDULE 13D                PAGE 7 OF 7 PAGES
-------------------                                            -----------------


                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated April 20, 2006 (previously filed).
2. Exhibit B - Letter to the Issuer, dated June 29, 2006 (previously filed)
3. Exhibit C - Nomination Notice, dated August 23, 2006 (previously filed)
4. Exhibit D - Joint Press Release with the Issuer, dated August 30, 2006

EXHIBIT D

PEP BOYS APPOINTS THOMAS R. HUDSON JR.
TO ITS BOARD OF DIRECTORS

PHILADELPHIA, PA - August 30, 2006 - The Pep Boys - Manny, Moe & Jack (NYSE:
"PBY"), the nation's leading automotive aftermarket retail and service chain, announced that it had increased the size of its Board of Directors from ten to eleven members and appointed Thomas R. Hudson Jr. to the Board, effective immediately. At the Company's 2006 Annual Meeting of Shareholders scheduled for October 19, Mr. Hudson will stand for re-election to serve until the 2007 Annual Meeting.

Pirate Capital has agreed to withdraw its Notice of Intent to Nominate One Person for Election as a Director and to Move a Business Proposal at the 2006 Annual Meeting and has agreed to support the re-election of the Company's slate of eleven directors at the 2006 Annual Meeting, which will include Mr. Hudson.

Mr. Hudson is and has been since May 2002 the Managing Member of Pirate Capital LLC, an investment manager with approximately $1.8 billion of assets under management. From 1999 to 2001, Mr. Hudson served as a Managing Director at Amroc Investments, LLC where he directed all distressed research and managed the bank loan trading desk. Prior to that, from 1997 to 1999, Mr. Hudson served as a Vice President and Portfolio Manager at Goldman, Sachs & Co., where he was responsible for investing and trading a $500 million portfolio of distressed domestic and international private assets. Mr. Hudson currently serves as a director of Cornell Companies, Inc. and PW Eagle, Inc.

Chairman and Interim CEO William Leonard said, "We are pleased to add Tom, a representative of one of our largest shareholders, to the Board. With the reconstitution of our Board now complete, we are quite confident that we have assembled an extremely well-qualified team to help guide management."

Mr. Hudson said, "I look forward to assisting my fellow directors in providing management with the guidance necessary to improve the Company's performance."

About Pep Boys:

Pep Boys has 593 stores and more than 6,000 service bays in 36 states and Puerto Rico. Along with its vehicle repair and maintenance capabilities, the Company also serves the commercial auto parts delivery market and is one of the leading sellers of replacement tires in the United States. Customers can find the nearest location by calling 1-800 -PEP-BOYS or by visiting pepboys.com.

About Pirate Capital:

Pirate Capital serves as the investment advisor to four event-driven hedge funds, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Fund LP and Jolly Roger Activist Fund LTD, and manages additional investment advisory accounts for institutional clients. Assets under management by Pirate Capital are approximately $1.8 billion. Pirate Capital is registered with the Securities and Exchange Commission as an investment advisor under the Investment Advisers Act of 1940.

###

Contact:
Pep Boys, Philadelphia
Investor Contact: Harry Yanowitz, 215-430-9720
Media Contact: Bill Furtkevic, 215-430-9676
Internet: http://www.pepboys.com

Pirate Capital
David A. Lorber, 203-854-1100